Exhibit 99.1

MEDICENNA THERAPEUTICS CORP.

- and –

TSX TRUST COMPANY

FIRST SUPPLEMENTAL WARRANT INDENTURE

Dated as of October 17, 2022

THIS FIRST SUPPLEMENTAL WARRANT INDENTURE is dated the 17th day of October, 2022.

BETWEEN:	MEDICENNA THERAPEUTICS CORP., a corporation existing under the laws of Canada;

(hereinafter called the “Corporation”);

AND:	TSX TRUST COMPANY, a trust company existing under the laws of Canada

(hereinafter called the “Warrant Agent”);

WHEREAS:

(A)	the Corporation and the Warrant Agent have entered into a warrant indenture dated as of October 17, 2019 (the “Indenture”);

(B)	under the Indenture, the Corporation issued 2,653,846 common share purchase warrants (the “Warrants”), with each Warrant being exercisable for one common share of the Corporation (a “Common Share”) at a price of $1.75 per Common Share until the Expiry Time (as defined in the Indenture);

(C)	pursuant to section 8.1(g) of the Indenture, the Corporation wishes to enter into this first supplemental indenture (the “Supplemental Indenture”) to modify the Expiry Date (as defined in the Indenture) of the Warrants, for the benefit of all holders of the Warrants who are not insiders of the Corporation;

(D)	of the 2,653,846 Warrants issued under the Indenture, 112,500 Warrants were issued to insiders of the Corporation (the “Insider Warrants”) and will not be permitted to be exercised beyond the Expiry Date of October 17, 2022;

(E)	the holders of Insider Warrants have each delivered an undertaking to the Corporation that they will not exercise or transfer their Insider Warrants;

(F)	the Corporation has duly authorized the execution and delivery of this Supplemental Indenture and all things necessary to make this Supplemental Indenture a valid and binding agreement of the Corporation in accordance with its terms, have been done; and

(G)	the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent.

NOW THEREFORE the parties agree as follows:

1.	Definitions

All capitalized terms used but not defined in this Supplemental Indenture have the meanings ascribed to such terms in the Indenture.

2.	Amendment to Indenture

The Indenture is hereby amended as follows:

(a)	The definition of Expiry Date shall be deleted and replaced with the following:

“Expiry Date” means July 17, 2023;

(b)	The following definition shall be added in the appropriate alphabetically ordered location:

“Initial Expiry Date” means October 17, 2022;

(c)	The following definition shall be added in the appropriate alphabetically ordered location:

“Initial Expiry Time” means 5 p.m. (Toronto time) on the Initial Expiry Date;

(d)	Schedule “A” of the Indenture is hereby deleted in its entirety and replaced by Schedule “A” attached hereto.

3.	Effect of Amendments

(a)	The Warrants issued and outstanding shall be deemed to include the amendments as set forth herein, without any further action of the Warrantholders or surrender or exchange of their Warrant Certificates.

The parties confirm that the Indenture, as amended by this Supplemental Indenture, remains in full force and effect. From the date hereof, the Indenture and this Supplemental Indenture shall be read together to the extent reasonably possible as though all of the terms of both documents were contained in one instrument.

4.	Applicable Law.

The Indenture, as amended and supplemented by this Supplemental Indenture, the Warrants, as amended pursuant to the terms hereof, and all Warrant Certificates, as amended pursuant to the terms hereof, (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein

5.	Counterparts

This Supplemental Indenture may be executed in several counterparts each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed copy of the Supplemental Indenture by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of a facsimile or PDF copy of this Supplemental Indenture and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement as of the date hereof.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Indenture as of the day and year first above written.

MEDICENNA THERAPEUTICS CORP.

By:	(s) Elizabeth Williams
Name: Elizabeth Williams
Title: Chief Financial Officer

TSX TRUST COMPANY, as Warrant Agent

By:	(s) Dalisha Dyal
Authorized Signatory

[Signature Page to Supplemental Warrant Indenture]

SCHEDULE “A”
FORM OF WARRANT

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 5:00 P.M. (TORONTO TIME) ON JULY 17, 2023, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED STATES OR A U.S. PERSON, UNLESS THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES ” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

[Insert for CDS Global Warrant] UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO MEDICENNA THERAPEUTICS CORP. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

[For Warrants required to bear the legend set forth in Section 2.8(1), include the following legend:]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF MEDICENNA THERAPEUTICS CORP. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.

WARRANT

To acquire Common Shares of

MEDICENNA THERAPEUTICS CORP.

(a company incorporated pursuant to the laws of Canada)

Warrant	Certificate for _____________________
Certificate No. ●	Warrants, each entitling the holder to acquire one Common Share (subject to adjustment as provided for in the Warrant Indenture (as defined below))
CUSIP 58490H123
ISIN CA 58490H1230

THIS IS TO CERTIFY THAT, for value received,

(the “Warrantholder”) is the registered holder of the number of common share purchase warrants (the “Warrants”) of Medicenna Therapeutics Corp. (the “Corporation”) specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture to purchase at any time before 5:00 p.m. (Toronto time) (the “Expiry Time”) on July 17, 2023 (the “Expiry Date”) one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a “Common Share”) for each Warrant subject to adjustment in accordance with the terms of the Warrant Indenture.

The right to purchase Common Shares may only be exercised by the Warrant holder within the time set forth above by:

(a)	duly completing and executing the exercise form (the “Exercise Form”) attached hereto; and

(b)	surrendering this warrant certificate (the “Warrant Certificate”), with the Exercise Form to the Warrant Agent at the principal office of the Warrant Agent, in the city of Toronto, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal offices as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Common Share upon the exercise of Warrants shall be $1.75 per Common Share (the “Exercise Price”).

These Warrants and the Common Shares issuable upon exercise hereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States. These Warrants may not be exercised by or on behalf of, or for the account or benefit of, a U.S. person or a person in the United States unless the Warrants and the Common Shares have been registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. If required by applicable requirements of the U.S. Securities Act, certificates representing Common Shares issued upon exercise of the Warrants will bear a legend restricting the transfer and exercise of such securities under applicable United States federal and state securities laws. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not then exercised. No fractional Common Shares will be issued upon exercise of any Warrant.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of October 17, 2019 between the Corporation and TSX Trust Company, as warrant agent, as supplemented by a first supplemental indenture dated as of October 17, 2022, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

On presentation at the principal offices of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates reflecting in the aggregate the same number of Warrants as the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants holding a specific majority of the all then outstanding Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Toronto, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of ●.

MEDICENNA THERAPEUTICS CORP.
By:
Authorized Signatory

Countersigned and Registered by:

TSX TRUST COMPANY, as Warrant Agent

Toronto, Ontario, Canada

By:
Authorized Signatory

Date:

FORM OF TRANSFER

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to ____________________________________________________________________________________________________________________________________________ (print name and address) the Warrants of Medicenna Therapeutics Corp. (the “Corporation”) represented by this Warrant Certificate and hereby irrevocable constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred to, or for the account or benefit of, a U.S. Person (as defined in Regulation S under the U.S. Securities Act of 1933 as amended (the “U.S. Securities Act”)) or a person within the United States unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

DATED this ____ day of_________________, 20__.

SPACE FOR GUARANTEES OF SIGNATURES (BELOW)	) ) )
	) ) )	Signature of Transferor
Guarantor’s Signature/Stamp	)	Name of Transferor
) )

Warrants shall only be transferable in accordance with the Warrant Indenture and all applicable laws. Without limiting the foregoing, if the Warrant Certificate bears a legend restricting the transfer of the Warrants except pursuant to an exemption from registration under the U.S. Securities Act, this Form of Transfer must be accompanied by a declaration in the form prescribed from time to time by the Corporation or a written opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation, or other evidence reasonably satisfactory to the Corporation, to the effect that the transfer is not required to be registered under the U.S. Securities Act.

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

Canada: A Signature Guarantee obtained from the Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guarantee” Stamp) obtained from an authorized signatory of a major Canadian Schedule 1 chartered bank.

Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

WARRANT EXERCISE FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO:	MEDICENNA THERAPEUTICS CORP. (the “Corporation”)

AND TO:	TSX TRUST COMPANY (the “Warrant Agent”)
301-100 Adelaide Street West
Toronto, Ontario M5H 4H1

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire _____________ (A) common shares of the Corporation.

Exercise Price Payable: ____________________________________________________________________________
                                                                                         ((A) multiplied by $1.75, subject to adjustment)

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

The undersigned hereby represents, warrants and certifies as follows (one (only) of the following must be checked):

A. ☐	The undersigned holder at the time of exercise of the Warrants (a) is not, and at the time the Warrants were acquired was not, in the United States; (b) is not, and at the time the Warrants were acquired was not, a U.S. person and is not exercising the Warrants on behalf of a U.S. person or a person in the United States; and (c) represents and warrants that the exercise of the Warrants and the acquisition of the Warrant Shares is occurring in an “offshore transaction” (as defined under Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)).

B. ☐	The undersigned holder (a) purchased the Units of which the Warrants comprised a part directly from the Corporation for its own account or the account of another “accredited investor”, as that term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act (an “Accredited Investor”),; (b) is exercising the Warrants solely for its own account or the account of such other Accredited Investor for whose account such holder exercises sole investment discretion; (c) was an Accredited Investor, both on the date the Units were purchased from the Corporation and on the date of the exercise of the Warrants; and (d) confirms, as of the date hereof, the other representations and warranties made by the undersigned in connection with its acquisition of the Units as though the Units were being acquired on the date hereof in connection with the exercise of the Warrants.

C. ☐	The undersigned holder has delivered to the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to the effect that the exercise of the Warrants and the issuance of the Common Shares upon such exercise does not require registration under the U.S. Securities Act.

The undersigned holder understands that unless Box A above is checked, the certificate representing the common shares will be issued in definitive physical certificated form and bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available (in the form set out in the Warrant Indenture). “U.S. person” and “United States” are as defined under Regulation S under the U.S. Securities Act. “Units” means the units of the Corporation that were issued in a offering which closed on October 17, 2019, with each Unit consisting of one common share and one-half of one Warrant.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation. The undersigned hereby further acknowledges that the Corporation will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify the Corporation promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all exigible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to MEDICENNA THERAPEUTICS CORP. c/o TSX TRUST COMPANY (original copy).

DATED this ____day of _______________, 20__.

) )
Witness	) ) ) ) ) )

(Signature of Warrantholder, to be the same as it appears on the face of this Warrant Certificate. If an entity, the signatory represents that he or she has authority to bind such entity and duly execute this form.)

Name of Warrantholder
☐	Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.